787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

August 3, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     VALIC COMPANY I (Investment Company Act File No. 811-03738)

           Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of VALIC Company I (the “Company”), I hereby transmit for filing pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), a preliminary proxy statement, notice to shareholders and forms of proxy cards and voting instruction cards relating to a joint special meeting (the “Special Meeting”) of the shareholders of each series of the Company (each, a “Fund” and collectively, the “Funds”), scheduled to be held on October 14, 2022. Capitalized terms used in this letter and not defined have the meanings ascribed to them in the preliminary proxy statement.

The following matters will be considered at the Special Meeting:

1.	To elect Directors to the Board of the Company;

2.

To approve a new investment advisory agreement between The Variable Annuity Life Insurance Company (“VALIC”) and the Company, on behalf of each of its Funds, and to approve any future investment advisory agreements between VALIC and the Company, each to take effect upon a Change of Control Event resulting from the Separation Plan;

3.

To approve a new investment sub-advisory agreement between VALIC and SunAmerica Asset Management, LLC (“SunAmerica”) with respect to each of the Dynamic Allocation Fund, Growth Fund, International Equities Index Fund, Internationally Socially Responsible Fund, Mid Cap Index Fund, Nasdaq-100® Index Fund, Small Cap Index Fund, Stock Index Fund and U.S. Socially Responsible Fund (the “SunAmerica-Advised Funds”), and to approve any future investment sub-advisory agreements between VALIC and SunAmerica with respect to the SunAmerica-Advised Funds, each to take effect upon a Change of Control Event resulting from the Separation Plan;

BRUSSELS        CHICAGO         FRANKFURT        HOUSTON        LONDON        LOS ANGELES        MILAN

NEW YORK        PALO ALTO        PARIS         ROME        SAN FRANCISCO        WASHINGTON

VALIC Company I

August 3, 2022

4.

To approve a “manager-of-managers” arrangement that would permit VALIC to enter into and materially amend sub-advisory agreements with unaffiliated and affiliated sub-advisers on behalf of the Funds without obtaining shareholder approval;

5.	To approve the adoption, revision or elimination of the fundamental investment restrictions, as applicable, with respect to each Fund; and

6.	To approve a change to the Blue Chip Growth Fund’s sub-classification under the 1940 Act from “diversified” to “non-diversified.”

Any questions concerning this filing should be directed to the undersigned at (212) 728-8037.

Sincerely,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP